Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - December 2018

Mumbai, January 3, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for December 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		DEC 2017	DEC 2018	DEC 2017	DEC 2018	DEC 2017	DEC 2018
Micro	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	134	82	94	88	80	0
Compact	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	7260	7775	8044	7994	34	79
Mid-Size	SUMO, NEXON	0	0	0	0	0	0
UV1	SAFARI, SUMO GRANDE, MOVUS	4464	3366	4522	5030	126	85
UV2	ARIA, HEXA	75	253	301	466	0	0
UV3	MAGIC EXPRESS	381	130	1219	682	9	0
V1	ACE MAGIC, MAGIC IRIS	0	509	0	566	0	0
V2	ACE, ACE EX, ACE Zip	451	558	1909	569	15	66
N1- A1	Super ACE, TATA207, XENON, Winger DV	11318	11861	10576	12843	1840	196
N1- A2	Winger 13 seats, Winger Platinum, Winger 10 seats	4360	3265	4529	3524	1026	738
M2- A1	Winger 14 seats, SFC407, CityRide	123	240	160	236	3	23
M2- A2	SFC407, LPT407	217	90	222	190	52	51
N2- A1	SFC709, LPT709	1201	383	2256	1646	156	86
N2- A2	LPT9109	1089	1259	517	512	270	80
N2- A3	LPT1109	727	526	929	1469	384	365

Category	Vehicle Model	Production		Domestic Sales		Exports
		DEC 2017	DEC 2018	DEC 2017	DEC 2018	DEC 2017	DEC 2018
N2- A4	LP709, SFC410, LP410	505	710	1401	1219	297	304
M3- A2	LP1112, LP912, Starbus, Starbus Ultra	588	492	980	716	129	137
M3- B2	LPO1512, LPO1612, Starbus, Divo	220	336	433	527	102	145
M3- C2	LPT1613, LPK1616, SK1613	404	745	707	657	318	213
N3- A1	LPT2518, LPK2518	2468	4250	2067	1949	1140	776
N3- B1(a)	LPT3118	2923	3162	4159	4004	248	444
N3- B1(b)	LPS3518. LPS3015, LPS3516	5992	4126	6255	3882	2	56
N3- B2(b)	LPS4018, LPS4023	262	150	473	210	29	36
N3- B2(d)	LPS4928	1137	827	1300	872	28	85
N3- B2(e)	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	1509	129	1574	589	5	34

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.